Form 10-K, Exhibit 13
period 1994-08-31
ONEOK INC
filed 1994-10-25
CIK 74154

                                                                    EXHIBIT (13)
MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING


         The management of ONEOK Inc. is responsible for all information included in the Annual Report, whether audited or unaudited. The financial statements have been prepared in accordance with generally accepted accounting principles, applied in a consistent manner, and necessarily include some amounts that are based on the best estimates and judgments of management.

         Management maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that the financial records are reliable for preparing financial statements. ONEOK Inc. maintains an internal auditing staff responsible for evaluating the adequacy and application of financial and operating controls and for testing compliance with management's policies and procedures.

         The accompanying consolidated financial statements of ONEOK Inc. and subsidiaries as of August 31, 1994 and 1993, and for the years ended August 31, 1994, 1993, and 1992, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their audits include reviews of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. The Independent Auditors' Report appears herein.

         The Board of Directors performs its oversight role for reviewing the accounting and auditing procedures and financial reporting of ONEOK Inc. through its Audit Committee. Both KPMG Peat Marwick LLP and our internal auditors have free access to the Committee, without the presence of management, to discuss accounting, auditing, and financial reporting matters.


J. D. NEAL

J. D. Neal
Vice President,
Chief Financial Officer
and Treasurer



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
ONEOK Inc.:

         We have audited the accompanying consolidated balance sheets of ONEOK Inc. and subsidiaries as of August 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONEOK Inc. and subsidiaries at August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in notes A and G to the consolidated financial statements, the Company changed its method of accounting for certain postemployment and postretirement benefit obligations by adopting the provisions of Statements of Financial Accounting Standards Nos. 112 and 106 in 1994.


                                                 KPMG Peat Marwick LLP


Tulsa, Oklahoma
October 14, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

         ONEOK Inc. and its subsidiaries, hereinafter referred to as the Company, engage in natural gas distribution, transmission, and storage operations. It also is involved in oil and gas energy operations.

         Oklahoma Natural Gas Company purchases, distributes, and sells natural gas and leases pipeline capacity.

         ONG Transmission Company gathers, compresses, transports, and stores natural gas for intrastate distribution and into interstate commerce; and leases pipeline capacity. In addition, two subsidiaries own interests in partnerships that operate natural gas transmission systems.

         Energy Companies of ONEOK explores for and produces natural gas and oil, extracts and sells natural gas liquids, and buys and sells natural gas. A subsidiary owns an interest in a partnership that markets natural gas.


RESULTS OF OPERATIONS

         The Company reported consolidated net income of $36.2 million, or $1.34 per share of common stock, for its fiscal year ended August 31, 1994. This compares with net income of $38.4 million or $1.43 per share for the previous year.

         Distribution and transmission operations reported an 8 percent increase in net income. Major contributing factors were reductions in gas required for system operations, the addition of more than 8,700 new customers and increased margins on gas deliveries due to lower spot market gas prices.

         Net income for the gas processing business, which separates such hydrocarbon products as propane, ethane, and butane out of the gas stream to be sold in other markets, declined because of continued depressed product prices.

          Exploration and production showed a net loss in 1994 due primarily to lower oil and gas prices.

         The consolidated effective income tax rate was 36.8 percent for 1994,
35.1 percent for 1993, and 36.7 percent for 1992. The effective tax rate in 1994 and 1993 includes the effect of a one percent federal tax rate increase, however, adjustments made to revise prior income tax estimates partially offset the effect of the tax rate increase in both years.

         Consolidated net interest expense increased in 1993 due to additional long-term debt outstanding as a result of capital expenditures, including acquisitions, and working capital requirements. In addition, the early call premiums on the refunding of certain long-term debt in April 1993 increased the 1993 interest expense. The refunding resulted in a reduction in 1994 interest cost and eliminated some of the Company's most restrictive borrowing covenants.

         ONEOK Drilling Company was sold effective May 1, 1994, at approximately book value.

         Following is a summary of consolidated earnings:


- - ---------------------------------------------------------------------------------------
NET INCOME (LOSS)                                       1994          1993         1992
- - ---------------------------------------------------------------------------------------

(Thousands of $)
Distribution and transmission                       $ 35,696     $  32,982     $  28,440
Exploration and production                              (405)          574        (3,247)
Gas processing                                         3,657         6,199        10,116
Contract drilling                                     (1,466)       (1,448)       (1,428)
Other operations                                      (1,301)          117        (1,302)
- - ----------------------------------------------------------------------------------------
   Consolidated                                     $ 36,181     $  38,424     $  32,579
========================================================================================


EARNINGS (LOSS )
PER COMMON SHARE                                        1994          1993          1992
- - ----------------------------------------------------------------------------------------
Distribution and transmission                       $   1.32     $    1.23     $    1.05
Exploration and production                              (.01)          .02          (.12)
Gas processing                                           .14           .23           .38
Contract drilling                                       (.06)         (.05)         (.05)
Other operations                                        (.05)            -          (.05)
- - ----------------------------------------------------------------------------------------
   Consolidated                                     $   1.34     $    1.43     $    1.21
========================================================================================


         Following are summaries of financial results and operating information for the various segments of the Company for the 1994, 1993, and 1992 fiscal years.

DISTRIBUTION AND
TRANSMISSION                                            1994          1993          1992
- - ----------------------------------------------------------------------------------------
(Thousands of $, except  per share amounts)
Revenues:
   From unaffiliated customers                      $617,487     $ 626,951     $ 529,616
   Intersegment sales                                  1,679         1,725         1,698
- - ----------------------------------------------------------------------------------------
       Total revenues                                619,166       628,676       531,314
Less gas purchased expense                           358,278       375,649       297,825
- - ----------------------------------------------------------------------------------------
Net revenues/gross margins                           260,888       253,027       233,489
Operating expenses                                   173,038       168,222       159,265
- - ----------------------------------------------------------------------------------------
Operating income before income taxes                  87,850        84,805        74,224
Income taxes                                          20,865        18,024        16,753
Net interest expense                                  31,289        33,799        29,031
- - ----------------------------------------------------------------------------------------
       Net income                                   $ 35,696     $  32,982     $  28,440
========================================================================================
Earnings per share                                  $   1.32     $    1.23     $    1.05
========================================================================================

Gas sales:
   Residential and commercial                       $409,530     $ 413,053     $ 351,169
   Industrial                                         27,101        34,100        29,624
   Wholesale                                           2,628         4,171         5,165
   PCL/SISP gas sales                                 85,702        87,555        44,508
- - ----------------------------------------------------------------------------------------
       Total gas sales                               524,961       538,879       430,466
Less gas purchased expense                           358,278       375,649       297,825
- - ----------------------------------------------------------------------------------------
Gas sales margins                                    166,683       163,230       132,641
PCL/SISP margins                                      21,504        21,733        16,624
Pipeline capacity lease margins                       54,667        47,763        60,349
Other revenues                                        18,034        20,301        23,875
- - ----------------------------------------------------------------------------------------
       Net revenues                                 $260,888     $ 253,027     $ 233,489
========================================================================================

DISTRIBUTION AND
TRANSMISSION (continued)                                1994          1993          1992
- - ----------------------------------------------------------------------------------------
Volumes (MMcf):
Gas sales:
   Residential and commercial                         84,470        87,176        74,739
   Industrial                                          8,624        11,268        11,067
   Wholesale                                             829         1,337         2,067
- - ----------------------------------------------------------------------------------------
       Total gas sales                                93,923        99,781        87,873
PCL/SISP                                              42,789        46,125        30,058
Pipeline capacity leases                             120,619       108,984       125,605
- - ----------------------------------------------------------------------------------------
       Total volumes                                 257,331       254,890       243,536
========================================================================================


Average cost of gas purchased (per Mcf):
General system                                      $   2.92     $    2.77     $    2.64
SISP                                                $   1.98     $    1.88     $    1.44

PCL margins (per MMBtu)                             $    .46     $     .44     $     .49

Degree days:
Actual                                                 3,874         3,953         3,085
Normal                                                 3,616         3,596         3,595

Number of customers
   at end of periods                                 715,057       706,309       698,322
- - ----------------------------------------------------------------------------------------

         For the 1994 fiscal year, residential and commercial sales were less, even though the number of customers increased, because of weather which was 2 percent warmer than the previous year. For 1993, additional customers, colder than normal weather, and an $18.2 million annual interim rate increase (subject to refund) granted in March 1992 were the primary causes of increased residential and commercial gas sales revenues.

         The market to service industrial customers remains extremely competitive. The Company offers its pipeline capacity lease program (PCL) and payment-in-kind program (PIK) to certain of these customers as a response to competitive pressure. Under its PIK program, the Company accepts gas in lieu of cash for PCL payments and for payment for exchanges of gas between intrastate pipelines. PIK gas is priced to general system gas distribution operations at the weighted average cost of gas (WACOG). Some of the PCLcontracts include price caps, which reduce the volume of gas delivered to the Company as the price of gas purchased by the customer escalates. PCL customers with contracts containing price caps represent approximately 76 percent of 1994 PCL volumes and 72 percent of 1993 PCL volumes. Average spot market prices increased significantly in 1993 and continued to increase for part of 1994, triggering price caps and reducing the volume of PIK gas delivered to the Company. In May 1994, spot market prices began declining to levels under those which triggered the price caps, improving PCLmargins. During 1994, overall PCL margins improved by approximately $6.7 million or 10 percent over 1993, compared with a decline in 1993 of approximately $7.5 million from 1992. Approximately 60 percent of that increase in 1994 is attributable to improved margins as a result of decreased spot market prices. The remaining 40 percent of the increase is due to additional volumes delivered. Gas sales revenue from industrial customers was lower in 1994 and 1992 because industrial customers were able to purchase gas on the spot market at prices below those offered by the Company.

         Gas purchased expense decreased in fiscal 1994 due primarily to decreased sales caused by warmer weather during the heating season and decreased industrial sales. Gas purchased expense increased in 1993 because of higher gas costs, increased sales volumes because of colder weather, and increased sales to industrial customers. Operating expenses increased in 1993 primarily due to higher labor costs and increased depreciation expense because of additional gas property in service. Operating expenses increased in 1994 primarily due to increased depreciation and regulatory assessment fees, partially offset by reductions in gas required for system operations. The regulatory assessment fees are recoverable from customers.

         The Company's last full rate order was issued in fiscal year 1988. The Company filed for new rates in 1991, and in March 1992 was granted an interim rate increase of $18.2 million, subject to refund. Since no final order has been issued, the Company continues to experience the adverse effects of regulatory lag. In the pending rate case, the Oklahoma Corporation Commission (OCC) has proposed a return of 10.323 percent (imbedded return on equity of 12.12 percent) on a rate base of approximately $542.6 million. The Company has earned less than its authorized rate of return in recent years.

EXPLORATION AND
PRODUCTION                                              1994          1993          1992
- - ----------------------------------------------------------------------------------------
(Thousands of $, except per share amounts)
Revenues:
From unaffiliated customers                         $ 23,023     $  24,092     $  18,354
Intersegment sales                                     1,457         1,040           176
- - ----------------------------------------------------------------------------------------
       Total revenues                                 24,480        25,132        18,530
- - ----------------------------------------------------------------------------------------
Operating expenses                                    23,745        22,678        22,936
- - ----------------------------------------------------------------------------------------
Operating income (loss)
   before income taxes                                   735         2,454        (4,406)
Income taxes                                            (528)          372        (2,353)
Net interest expense                                   1,668         1,508         1,194
- - ----------------------------------------------------------------------------------------
       Net income (loss)                            $   (405)    $     574     $  (3,247)
========================================================================================
Earnings (loss) per share                           $   (.01)    $     .02     $    (.12)
========================================================================================
Oil production sales:
   Revenue (thousands of $)                         $  8,114     $   8,192     $   7,535
   Volumes (Bbls.)                                   572,113       442,931       375,506
   Average price (per bbl.)                         $  14.18     $   18.50     $   20.07

Gas production sales:
   Revenue (thousands of $)                         $ 16,036     $  16,905     $  10,793
   Volumes (MMcf)                                      8,043         8,401         7,349
   Average price (per Mcf)                          $   1.99     $    2.01     $    1.47
- - ----------------------------------------------------------------------------------------

        Increased sales volumes in 1993 and 1994, primarily due to production from the North Frisco City Field in Monroe County, Alabama, which the Company acquired in April 1993, increased revenues from oil production for both years, however, substantially lower prices kept 1994 revenues relatively flat.

        Revenue from the production of natural gas for 1994 decreased because of lower volumes and prices. Volumes decreased because of declining deliverability of wells and the inability to replace existing reserves. Revenues for 1993 increased due to higher prices for natural gas and increased volumes. Volumes increased for 1993 partially due to production on natural gas wells which had been curtailed in 1992.

        Depreciation and depletion increased in 1994 as a result of increased oil production but decreased slightly for 1993 in spite of increased production because of fewer write-offs of plugged and abandoned wells.

        On October 4, 1994, the Company acquired additional producing properties in Louisiana at a cost of approximately $18.3 million, which are expected to increase daily gas production by more than 35 percent. In addition, the Company is entering into private short-term "collar" contracts (containing both a price floor and a ceiling). The collars are intended to reduce the volatility of natural gas and oil production revenues. Open contracts at August 31, 1994, were not significant.

GAS PROCESSING                                          1994          1993          1992
- - ----------------------------------------------------------------------------------------
(Thousands of $, except per share amounts)
Revenues:
   From unaffiliated customers                      $106,589     $ 125,435     $ 118,823
   Intersegment sales                                    667        32,974        24,651
- - ----------------------------------------------------------------------------------------
       Total revenues                                107,256       158,409       143,474
Operating expenses                                   100,692       147,527       126,217
- - ----------------------------------------------------------------------------------------
Operating income before
   income taxes                                        6,564        10,882        17,257
Income taxes                                           2,077         3,942         6,133
Net interest expense                                     830           741         1,008
- - ----------------------------------------------------------------------------------------
       Net income                                   $  3,657     $   6,199     $  10,116
========================================================================================
Earnings per share                                  $    .14     $     .23     $     .38
========================================================================================

Natural gas liquids sales:
   Revenue (thousands of $)                         $ 48,838     $  59,569     $  52,080
   Volumes (Mgals.)                                  194,378       195,067       180,956
   Average price (per gal.)                         $    .25     $     .31     $     .29
   Margin (per gal.)                                $    .01     $     .05     $     .07

Other gas sales:
   Revenue (thousands of $)                         $ 41,853     $  83,578     $  77,610
   Volumes (MMcf)                                     18,551        40,436        48,311
   Average price (per Mcf)                          $   2.26     $    2.07     $    1.61
   Margin (per Mcf)                                 $    .17     $     .05     $     .10
- - ----------------------------------------------------------------------------------------

         Revenue for sales of natural gas liquids declined in 1994 because of reduced volumes and prices. Volumes decreased primarily as a result of reduced recovery of ethane during part of the year due to significantly lower market prices. Margins were reduced because of lower prices. In 1993, higher prices and increased volumes due to higher total throughput increased revenues. A more aggressive approach to contracting gas supplies and an additional plant being placed in service in June 1993 resulted in the increased throughput for 1993. Increased operating expenses, primarily shrinkage and fuel costs, reduced margins on natural gas liquids sales for 1993.

         The Company recently began hedging shrinkage costs by buying natural gas futures contracts on the NYMEX. This strategy is intended to result in more predictable and stable margins on natural gas liquids sales.

         Margins on other gas sales increased in 1994 because of lower-cost supplies of gas. Volumes declined because some supply contracts were assigned to ONEOK Gas Marketing Company. Because of colder weather during the 1993 fiscal year, less gas was available to the gas processing segment's marketing operations, and increased competition, along with higher natural gas prices, resulted in decreased margins for 1993.

         Also included in 1994 revenues is a gain of $2.1 million on the sale of a gas gathering system.


OTHER                                                   1994          1993          1992
- - ----------------------------------------------------------------------------------------
(Thousands of $, except per share amounts)
Revenues:
   From unaffiliated customers                      $ 39,893     $   5,171     $   3,134
   Intersegment sales                                 97,823        14,324         6,461
- - ----------------------------------------------------------------------------------------
       Total revenues                                137,716        19,495         9,595
Gas purchased expense                                126,990         8,102             -
Operating expenses                                    11,497        11,016        10,793
- - ----------------------------------------------------------------------------------------
Operating income (loss)
   before income taxes                                  (771)          377        (1,198)
Income taxes                                            (291)         (714)         (789)
Net interest expense                                     821           974           893
- - ----------------------------------------------------------------------------------------
       Net income (loss)                            $ (1,301)    $     117     $  (1,302)
========================================================================================
Earnings (loss) per share                           $   (.05)    $       -     $    (.05)
========================================================================================

Buildings operations (thousands of $):
   Revenue                                          $  9,047     $   9,549     $   8,977
   Earnings per share                               $   (.06)    $    (.02)    $    (.05)

Corporate operations (thousands of $):
   Revenue                                          $    347     $     616     $     618
   Earnings per share                               $      -     $       -     $       -

Gas marketing operations (thousands of $):
   Revenue                                          $128,322     $   9,330     $       -
   Less gas purchased expense                        126,990         8,102             -
       Net revenue                                  $  1,332     $   1,228     $       -
   Earnings per share                               $    .01     $     .02     $       -
- - ----------------------------------------------------------------------------------------

         Other operations include corporate operations, ONEOK Gas Marketing Company, ONEOK Leasing Company, and ONEOK Parking Company.

         ONEOK Gas Marketing Company began partnership operations with Ward Gas Services in October 1992 and began marketing gas in March 1993. ONEOK Gas Marketing Company supplies natural gas to the partnership and to other affiliates at cost.

         In 1993, increased earnings attributable to buildings operations were the result of decreased income tax expense due to adjustments made as a result of implementing Statement of Financial Accounting Standards (SFAS)No. 109, Accounting for Income Taxes.


LIQUIDITY AND CAPITAL RESOURCES

         The Company funds its operations with cash generated internally by its operations supplemented with borrowings under a short-term credit agreement, long-term debt, and on occasion, the strategic sale of property. Following are the sources of funds for the periods indicated:

                                                        1995
SOURCES OF FUNDS                                       (Est.)         1994          1993         1992
- - -----------------------------------------------------------------------------------------------------
(Millions of $)
Proceeds from:
   Issuance of short-term debt                      $   49.3     $    28.0     $    17.0    $       -
   Issuance of long-term debt                              -             -          77.0        115.0
   Sale of property                                        -           8.0             -            -
Cash provided by operating activities                   85.7          80.3         104.3         68.2
Proceeds from refund of take-or-pay
   deposit, net of taxes                                   -             -          13.9            -
- - -----------------------------------------------------------------------------------------------------
       Total                                        $  135.0     $   116.3     $   212.2    $   183.2
=====================================================================================================

         SHORT-TERM DEBT. The Company uses short-term debt to help meet its need for operating funds, which fluctuates with seasonal demand for gas purchases and other factors. The Company has a short-term unsecured credit agreement with several banks pursuant to which the banks have agreed to make loans to the Company from time to time in an aggregate amount not to exceed $150 million at any one time for general corporate purposes. The short-term credit agreement provides a back-up line of credit for short-term debt from other sources in addition to providing short-term funds. The maximum amount of all short-term debt authorized by the board of directors is currently $150 million. The aggregate amount of short-term debt outstanding at October 14, 1994, was $85 million; $50 million was outstanding at August 31, 1994. During fiscal year 1994, the maximum amount of short-term debt outstanding was $65 million.

         LONG-TERM DEBT. The Company uses long-term debt for general corporate purposes, including the repayment of outstanding short-term debt. As of October 14, 1994, the Company could have issued approximately $248.1 million of additional long-term debt under the most restrictive of the provisions contained in the Company's various lending agreements.

         STOCK AND DIVIDENDS. As of October 14, 1994, the Company could have issued approximately 33 million shares of common stock, 160,000 shares of preferred stock, and three million shares of preference stock. Common dividends were $1.11 per share for 1994, $1.06 per share for 1993, and 96 cents per share for 1992. Preferred dividends were $2.375 per share for all three years.

         SHORT-TERM INVESTMENTS. The Company invests funds available from time to time on a short-term basis. During the 1994 fiscal year, the maximum amount of short-term investments was $47.8 million. There were no short-term investments on October 14, 1994, or August 31, 1994.

         FUNDS GENERATED FROM OPERATIONS. Rates charged for gas services (including distribution, transmission, and storage) are established by the OCC and include a purchased gas adjustment (PGA) clause that allows changes in gas purchase costs to be passed on to various classes of customers. Other increased costs must be recovered through periodic rate adjustments approved by the OCC.

         Lease rentals charged under PCL contracts, pursuant to which gas is transported for certain customers, are currently established by contract. For changes stipulated and agreed to as part of the pending rate proceedings and a challenge to the validity of long-term PCL contracts, see "INDUSTRIAL LOAD" on page 33. In certain circumstances, the Company accepts gas in lieu of cash for PCL payments and for payment for exchanges of gas between intrastate pipelines. PIK gas is priced to general system gas distribution operations at WACOG. Some of the contracts include price caps, which reduce the volume of gas delivered to the Company as the price of gas purchased by the customer escalates. Elimination of the PIK program or any substantial reductions in volumes as a result of price caps, without an increase in rates sufficient to offset the amount attributable to the reduction in volumes, could have a materially adverse effect on the Company's earnings. The amount of the effect is not presently determinable.

         Maximum rates chargeable for interstate transportation service are established by the Federal Energy Regulatory Commission (FERC). Actual rates charged are determined by contract and/or market conditions and are generally lower than such maximum rates.

         Natural gas liquids volumes resulting from gas processing operations are sold under contracts of various duration, generally at current market prices. From time to time, a portion of such liquids is withheld from the market and placed in storage for later sale at anticipated higher prices.

         Oil production is generally sold directly to purchasers at current market prices. Natural gas production is generally sold directly to purchasers at spot market prices.

         Parking garage rates are based on current market conditions. Leases for office space to others are for terms ranging from three to 10 years at competitive rates and generally include provisions for recovery of increased operating expenses.

         RATE REGULATION. The Company currently has a rate proceeding pending before the OCC in which it has requested an annual increase of $50.5 million, excluding recovery of the remaining balance of its take-or-pay and other settlement costs. The OCC granted an interim rate increase of $18.2 million on an annualized basis, which became effective for March 1992 billings, subject to refund with interest. Decisions reached by the Commissioners during deliberations indicate a rate increase of approximately $5.5 million in addition to the interim annual rate increase.

         The OCC has authorized an annual recovery of $6.7 million for take-or-pay and other settlement costs by a combination of a surcharge from customers and revenue from transportation under Section 311 (a) of the Natural Gas Policy Act of 1978 (NGPA) and other intrastate transportation revenues.

         The OCC combined with the rate case another proceeding relating to the acquisition of the Oklahoma properties of Lone Star Gas Company in which the Company asked that the full purchase price be included in rate base. During deliberations, the OCC voted to allow the Company to amortize the acquisition premium over a five-year period but earn no return on the outstanding balance. The expense for amortizing the premium and previously deferred pension costs will be approximately $4.5 million per year. In addition the Company will begin recognizing in current operations its annual net periodic pension cost. (For more information about deferred pension costs, see (A) SIGNIFICANT ACCOUNTING POLICIES, Employee Benefit Plans, on page 41 and (G) EMPLOYEE BENEFIT PLANS, Retirement Plan, on pages 43 and 44.)

         When the rate order becomes effective, customers will begin paying a monthly customer charge. This base charge should help reduce the weather-related variability of earnings.

         A final written order is pending.

         INDUSTRIAL LOAD. A substantial portion of the gas delivered through the Company's pipeline system goes to industrial customers, in particular, several large fertilizer plants which use the gas as feedstock. Currently, most industrial customers purchase gas in the spot market. The Company developed its PCL program to allow the delivery and redelivery of this gas purchased by the customers to their facilities. The Company developed and received approval for a Special Industrial Sales Program (SISP) which allocated lower cost supplies to these customers.

         Under a joint stipulation approved by the Commissioners during deliberations in the pending rate proceeding, minimum volumes qualifying for a PCL agreement will be reduced to 30,000 Mcf per year from 75,000 Mcf per year, and a tariff will be established setting forth maximum rates and a standard form of PCL agreement, subject to such changes in the agreement as may be negotiated by the Company and the customer. Currently, the fertilizer plants and other large gas users utilize the PCL program to transport their gas, part of which is purchased from the Company under the SISP program and part of which is purchased from other suppliers of natural gas. They are also eligible for the PIK program under which the Company accepts a portion of the gas in lieu of cash payment for transportation charges. In order to meet competitive pressures, the Company has provided service at discounted rates substantially below the Company's mark-up on its industrial tariff rates.

         The Company's largest industrial customer, Agricultural Minerals, Limited Partnership (AMLP), a fertilizer manufacturer, has instituted an antitrust proceeding in state District Court challenging the validity of its 15-year PCL contract with the Company entered into in 1989, contending that the Company's practice of charging negotiated rather than uniform PCL rates is discriminatory and illegal. The Company has responded by filing an OCC proceeding seeking a determination that the terms and conditions of its contract with AMLP are just and reasonable. Management believes that AMLP's contentions are unfounded and will be rejected in both the judicial and administrative proceedings. Nevertheless, unfavorable results in such proceedings, unless the Company could offset or recover any resulting damages or earnings reduction by increased revenue from customers, could have a materially adverse effect on the Company's earnings. The amount of such effect is not presently determinable.

         In recent years, certain interstate and intrastate pipeline companies have been very aggressive in attempting to capture industrial load within the Company's service area, a phenomenon generally referred to as "bypass" in the gas industry. The Company has moved to protect its load through its PCL and other special sales programs.

         The Company remains committed to serving the industrial plants in its service area. If the Company were to lose a substantial portion of its present industrial load, or if the Company were forced to make additional substantial discounts, or if the OCC were to terminate the PCL, PIK, or SISP programs, the Company would require significant increases in rates. If the OCC were not to approve such rate increases, liquidity problems could occur, which would have a materially adverse effect on the Company's financial condition. The amount of such effect is not presently determinable.

         CAPITAL EXPENDITURES. The Company makes capital expenditures to provide reliable service to its customers and for its energy-related operations. Capital expenditures budgeted for the 1995 fiscal year compared with actual expenditures for the 1994, 1993, and 1992 fiscal years are as follows:

                                                       1995
CAPITAL EXPENDITURES                                  (Est.)          1994          1993         1992
- - -----------------------------------------------------------------------------------------------------
(Millions of $)
Distribution                                        $   44.0     $    46.7     $    45.8    $    41.8
Transmission                                            15.0          15.5          13.0         14.9
Exploration and production                              27.0(1)        8.3          24.9(2)      10.6
Gas processing                                           3.5           2.7           1.7          1.7
Other operations                                          .1            .7            .8           .7
- - -----------------------------------------------------------------------------------------------------
   Total                                            $   89.6     $    73.9     $    86.2    $    69.7
=====================================================================================================

(1) Includes October 1994 acquisition of oil and gas properties in Louisiana at a cost of approximately $18.3 million.

(2) Includes April 1993 acquisition of the North Frisco City Field in Monroe County, Alabama, at a cost of approximately $16.7 million.

         OTHER. Through subsidiaries, the Company is a 25 percent partner in two natural gas transmission systems, Ozark Gas Transmission System (Ozark) and Red River Pipeline (Red River). Ozark operates in Oklahoma and Arkansas. Red River operates in Texas.

         Through a subsidiary financing corporation, Ozark issued certain long-term notes for the financing of the system's gas transmission facilities. There is no recourse to the partners under the notes. One of the two shippers, Columbia Gas Transmission Corporation (Columbia), previously commenced a voluntary case under the Federal Bankruptcy laws which constituted an event of default under the applicable note agreements. The holders of the notes have the right, but have not elected, to accelerate payment of the principal of the notes. Ozark has negotiated an agreement in principle with Columbia and Tennessee Ozark Gas Company, the other firm shipper, for their contract exit fees, subject to FERC approval, and is pursuing other options, including sale of the pipeline. If the attempt to sell the pipeline is unsuccessful, or if Ozark is unable to generate sufficient revenues, a liquidity problem for Ozark could result. Such an occurrence could affect the Company's ability to recover its investment. The amount of such effect is not presently determinable.

         Through its subsidiary, TransTex Pipeline Company (TransTex), the Company has agreed to advance cash to Red River, limited to its proportionate share, for operating expenses and for debt sinking fund payments, when cash deficiencies occur. The Company has made such cash advances in each of the last three years. During 1993, long-term debt was refinanced, the system was modified to allow bidirectional flow, and the method of allocating transportation revenue was changed to credit revenues to the partner responsible for the throughput. Subsequently, TransTex has entered into a one-year limited agency agreement with a third party for shipping gas on Red River, which will generate additional revenue for TransTex. If the system does not improve cash flow as a result of these or other changes, the Company may not be able to fully recover its investment. The amount of such effect is not presently determinable.

CONSOLIDATED STATEMENTS OF EARNINGS
ONEOK INC. AND SUBSIDIARIES

- - -------------------------------------------------------------------------------------------------------------------
                                                                      Year Ended August 31,
- - -------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars, Except Per Share Amounts)        1994                     1993                          1992
- - -------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
   Distribution and transmission                    $617,487                 $626,951                      $529,616
   Exploration and production                         23,023                   24,092                        18,354
   Gas processing                                    106,589                  125,435                       118,824
   Other                                              45,284                   12,631                        10,344
- - -------------------------------------------------------------------------------------------------------------------
       Total operating revenues                      792,383                  789,109                       677,138
- - -------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Gas purchased expense                             432,371                  426,675                       353,537
   Operations                                        191,589                  192,145                       168,252
   Maintenance                                         6,452                    7,021                         6,631
   Depreciation, depletion, and amortization          50,858                   48,026                        46,817
   Income taxes                                       21,096                   20,806                        18,877
   Other taxes                                        19,083                   18,732                        18,050
- - -------------------------------------------------------------------------------------------------------------------
       Total operating expenses                      721,449                  713,405                       612,164
- - -------------------------------------------------------------------------------------------------------------------
       Operating income                               70,934                   75,704                        64,974
- - -------------------------------------------------------------------------------------------------------------------
INTEREST:
   Interest on long-term debt                         32,979                   35,250                        32,445
   Other interest                                      1,855                    1,120                         3,110
   Amortization of debt expense                          525                    2,117                           526
   Interest income on cash deposit                         -                     (668)                       (3,204)
   Allowance for funds used during construction         (606)                    (539)                         (482)
- - -------------------------------------------------------------------------------------------------------------------
       Net interest                                   34,753                   37,280                        32,395
- - -------------------------------------------------------------------------------------------------------------------
NET INCOME                                            36,181                   38,424                        32,579
   Preferred stock dividend requirement                  428                      428                           428
- - -------------------------------------------------------------------------------------------------------------------
       Earnings available for common stock          $ 35,753                 $ 37,996                      $ 32,151
===================================================================================================================
       Earnings per common share                    $   1.34                 $   1.43                      $   1.21
===================================================================================================================
       Weighted average common shares
         outstanding (thousands)                      26,674                   26,632                        26,608
===================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ONEOK INC. AND SUBSIDIARIES


- - -------------------------------------------------------------------------------------------------------------------
                                                                                            August 31,
- - -------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                           1994                          1993
- - -------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY AND EQUIPMENT:
   Distribution system                                                    $   549,655                   $   515,923
   Transmission system                                                        332,109                       316,423
   Gas storage                                                                 45,944                        43,010
   Exploration and production                                                 101,997                        96,773
   Gas processing                                                              69,954                        68,507
   Drilling                                                                         -                        33,249
   Other                                                                      118,080                       122,548
- - -------------------------------------------------------------------------------------------------------------------
       Total property and equipment                                         1,217,739                     1,196,433
   Less accumulated depreciation, depletion, and amortization                 480,288                       474,685
- - -------------------------------------------------------------------------------------------------------------------
       Net property and equipment                                             737,451                       721,748
- - -------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                                    4,545                         9,667
   Trade accounts and notes receivable                                         49,079                        51,545
   Income taxes receivable                                                      1,950                             -
   Materials and supplies                                                       4,950                         5,019
   Gas in storage                                                              89,504                        87,888
   Advance payments for gas                                                     1,958                         1,821
   Purchased gas cost adjustment                                               11,809                             -
   Deferred income taxes                                                            -                         5,132
   Other                                                                        5,458                         4,438
- - -------------------------------------------------------------------------------------------------------------------
       Total current assets                                                   169,253                       165,510
- - -------------------------------------------------------------------------------------------------------------------

DEFERRED DEBITS AND OTHER ASSETS:
   Advance payments for gas -- noncurrent                                       8,870                        10,661
   Investments                                                                 34,015                        33,146
   Take-or-pay                                                                107,491                       109,682
   Other                                                                       79,920                        63,721
- - -------------------------------------------------------------------------------------------------------------------
       Total deferred debits and other assets                                 230,296                       217,210
- - -------------------------------------------------------------------------------------------------------------------
       Total assets                                                       $ 1,137,000                   $ 1,104,468
===================================================================================================================


See accompanying notes to consolidated financial statements.

- - --------------------------------------------------------------------------------------------------------------------------
                                                                                                      August 31,
- - --------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                                       1994                     1993
- - --------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

COMMON SHAREHOLDERS' EQUITY:
   Common stock without par value: authorized 60,000,000 shares;
       issued and outstanding 26,690,004 and 26,634,058 shares
       in 1994 and 1993                                                                $  195,568              $   194,365
   Retained earnings                                                                      174,926                  168,784
- - --------------------------------------------------------------------------------------------------------------------------
       Total common shareholders' equity                                                  370,494                  363,149
PREFERRED STOCK: $50 par and involuntary liquidation value;
   $53 voluntary liquidation value; Series A and B, 4 3/4% (cumulative);
   authorized 340,000 shares; issued 180,000 shares of Series A in 1994 and 1993            9,000                    9,000
- - --------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                        379,494                  372,149
- - --------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, excluding current maturities                                              362,897                  375,897
CURRENT LIABILITIES:
   Current maturities of long-term debt                                                    14,050                   16,050
   Notes payable                                                                           50,000                   22,000
   Accounts payable                                                                        44,238                   38,782
   Accrued general taxes                                                                    9,845                    9,640
   Accrued interest                                                                         8,711                    8,571
   Purchased gas cost adjustment                                                                -                    8,849
   Other accrued liabilities                                                               11,429                   15,700
   Customers' deposits                                                                      6,413                    6,091
   Deferred income taxes                                                                    3,822                        -
- - --------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                         148,508                  125,683
- - --------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
   Deferred income taxes                                                                  197,156                  195,882
   Customers' advances for construction and other
       deferred credits                                                                    48,945                   34,857
- - --------------------------------------------------------------------------------------------------------------------------
        Total deferred credits                                                            246,101                  230,739
- - --------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
- - --------------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                     $1,137,000              $ 1,104,468
==========================================================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOWS
ONEOK INC. AND SUBSIDIARIES




- - --------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended August 31,
- - --------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                             1994             1993              1992
- - --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                 $  36,181        $  38,424         $  32,579
   Adjustments to reconcile net income to net cash
       provided by operating activities:
        Depreciation, depletion, and amortization                                50,858           48,026            46,817
        Amortization of take-or-pay deferrals                                     2,567                -                 -
        Nonproductive well drilling expense                                       1,268            1,344             1,315
        Net losses of equity investees                                            1,455            1,208             1,922
        Net gain on sale of property                                             (1,796)               -                 -
        Deferred income taxes                                                    10,021           (1,999)            3,121
        Change in assets and liabilities:
          (Increase) decrease in income taxes receivable                         (1,950)               -             2,921
          (Increase) decrease in trade accounts and notes receivable              2,466             (586)            4,101
          (Increase) decrease in inventories                                     (1,547)             342            (7,293)
          (Increase) decrease in other assets                                   (16,096)          (4,442)            1,189
          (Increase) decrease in take-or-pay deferrals                             (376)          12,976            (8,838)
          Increase (decrease) in accounts payable and accrued liabilities         2,733           23,696           (12,458)
          Change in purchased gas cost adjustment                               (20,658)            (770)            7,362
          Increase (decrease) in other liabilities and deferred credits          15,148              (11)           (4,490)
- - --------------------------------------------------------------------------------------------------------------------------
              Total adjustments                                                  44,093           79,784            35,669
- - --------------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                          80,274          118,208            68,248
- - --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Contributions and advances to equity investees                                (1,612)          (4,128)           (1,640)
   Increase in other investments                                                   (712)          (1,903)             (104)
   Capital expenditures                                                         (73,928)         (86,223)          (69,658)
   Proceeds from sale of property                                                 7,966                -                 -
   Proceeds from salvage, net of removal cost                                       (71)            (548)              (18)
- - --------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                    (68,357)         (92,802)          (71,420)
- - --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on long-term debt                                         (15,000)         (82,925)           (8,316)
   Proceeds from issuance of long-term debt                                           -           77,000           115,000
   Proceeds from issuance of notes payable                                      315,000           92,000           542,000
   Payments of notes payable                                                   (287,000)         (75,000)         (623,000)
   Net change in common stock                                                         -             (194)              136
   Dividends paid                                                               (30,039)         (28,657)          (25,974)
- - --------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities                      (17,039)         (17,776)             (154)
- - --------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (5,122)           7,630            (3,326)
Cash and cash equivalents at beginning of year                                    9,667            2,037             5,363
- - --------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $   4,545        $   9,667         $   2,037
==========================================================================================================================
CASH PAID DURING THE YEAR FOR:
   Interest (including amount capitalized)                                    $  34,694        $  37,056         $  33,671
   Income taxes                                                               $  14,948        $  22,433         $  12,749
NONCASH TRANSACTIONS:
   Gas received as payment-in-kind                                            $  74,584        $  77,663         $  64,645
   Decrease in take-or-pay deferrals reflected
       by decrease in take-or-pay liabilities                                 $       -        $  20,000         $   8,000
   Stock Performance Plan                                                     $   1,203        $       -         $       -
==========================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ONEOK INC. AND SUBSIDIARIES



- - -------------------------------------------------------------------------------------------------------------------------------
                                                                       Common Shareholders' Equity
                                                                       ---------------------------
                                                              Common            Retained                             Preferred
(Thousands of Dollars, Except Per Share Amounts)               Stock            Earnings           Total               Stock
- - -------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED AUGUST 31, 1992:
   Balance at September 1, 1991                             $ 194,423          $  152,412         $ 346,835          $   9,000
   Net income                                                       -              32,579            32,579                  -
   Purchase of treasury stock                                    (917)                  -              (917)                 -
   Reissuance of treasury stock                                   917                   -               917                  -
   Issuance of common stock                                       136                   -               136                  -
   Preferred stock dividends -
       $2.375 per share                                             -                (428)             (428)                 -
   Common stock dividends -
       $.96 per share                                               -             (25,546)          (25,546)                 -
- - ------------------------------------------------------------------------------------------------------------------------------
   Balance at August 31, 1992                               $ 194,559          $  159,017         $ 353,576          $   9,000
==============================================================================================================================
YEAR ENDED AUGUST 31, 1993:
   Balance at September 1, 1992                             $ 194,559          $  159,017         $ 353,576          $   9,000
   Net income                                                       -              38,424            38,424                  -
   Net change in common stock                                    (194)                  -              (194)                 -
   Preferred stock dividends -
       $2.375 per share                                             -                (428)             (428)                 -
   Common stock dividends -
       $1.06 per share                                              -             (28,229)          (28,229)                 -
- - ------------------------------------------------------------------------------------------------------------------------------
   Balance at August 31, 1993                               $ 194,365          $  168,784         $ 363,149          $   9,000
==============================================================================================================================
YEAR ENDED AUGUST 31, 1994:
   Balance at September 1, 1993                             $ 194,365          $  168,784         $ 363,149          $   9,000
   Net income                                                       -              36,181            36,181                  -
   Issuance of common stock                                     1,203                   -             1,203                  -
   Preferred stock dividends -
       $2.375 per share                                             -                (428)             (428)                 -
   Common stock dividends -
       $1.11 per share                                              -             (29,611)          (29,611)                 -
- - ------------------------------------------------------------------------------------------------------------------------------
   Balance at August 31, 1994                               $ 195,568          $  174,926         $ 370,494          $   9,000
==============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ONEOK Inc. AND SUBSIDIARIES

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of ONEOK Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         REGULATIONS AND OPERATIONS. The distribution and transmission operations of the Company are subject to the rate regulation and accounting requirements of the Oklahoma Corporation Commission (OCC). Certain activities of the Company are subject to regulation by the Federal Energy Regulatory Commission (FERC).

         The Company sells and transports natural gas, leases pipeline capacity, and sells other products and services under customary credit terms to residential, commercial, and industrial customers located primarily in Oklahoma.

         PROPERTY AND EQUIPMENT. Gas property is stated at cost. Such cost includes personnel costs, general and administrative costs, and an allowance for funds used during construction. The allowance for funds used during construction represents the capitalization of estimated average cost of borrowed funds (8.21 percent, 9.18 percent, and 8.74 percent, in 1994, 1993, and 1992, respectively) used during the construction of major projects and is recorded as a credit to earnings.

         The Company uses the successful-efforts method to account for costs incurred in the acquisition, exploration, and development of oil and natural gas reserves. Costs to acquire mineral interests in oil and gas properties, to drill exploratory wells which find proved reserves, and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill exploratory wells which do not find proved reserves are expensed. Unproved oil and gas properties which are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. The remaining unproved oil and gas properties are aggregated, and an overall impairment allowance is provided based on the Company's experience.

         Maintenance and repairs are charged directly to expense. The cost of gas property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation. Gains and losses from retirements or sales of other property and equipment are recognized in income.

         DEPRECIATION, DEPLETION, AND AMORTIZATION. Gas property is depreciated using the straight-line method based upon rates prescribed for ratemaking purposes. The average depreciation rate approximated 3.8 percent in 1994, 3.7 percent in 1993, and 3.6 percent in 1992.

         Exploration and production properties are depreciated and depleted using the unit-of-production method based upon periodic estimates of oil and gas reserves. Undeveloped properties are amortized based upon remaining lease terms and exploratory and developmental drilling experience. Gas processing plants are depreciated using various rates based on estimated lives of available gas reserves.

         All other property and equipment is depreciated using the straight-line method over its estimated useful life.

         CASH AND CASH EQUIVALENTS. Items classified as cash equivalents for the purpose of the Consolidated Statements of Cash Flows include highly liquid temporary investments, with original maturities of three months or less, in "money market" or "pooled" investment accounts backed by government securities, bank certificates of deposit, or bank lines of credit.

         INVENTORIES. Materials and supplies are priced at average cost. Long-term gas in storage is classified as property and equipment and is priced at cost. Current gas in storage is classified as a current asset and is valued using the last-in, first-out method. The estimated replacement cost of current gas in storage was $114.8 million at August 31, 1994, and $91.6 million at August 31, 1993.

         INVESTMENTS. Investments in joint ventures are stated at cost adjusted for the Company's share of undistributed earnings or losses.

         INCOME TAXES. The Company accounts for income taxes using the "asset and liability" method required by Statement of Financial Accounting Standards
(SFAS) No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is deferred and amortized for the OCC regulated operations and is recognized in income in the period that includes the enactment date for nonregulated operations. In 1986, the federal government repealed investment tax credits. The Company continues to amortize previously deferred investment tax credits on gas distribution properties over the period prescribed by the OCC for ratemaking purposes.

         REVENUE RECOGNITION. The Company recognizes revenue when services are rendered or product is delivered. Major industrial and commercial gas distribution customers are invoiced as of the end of each month. Certain gas distribution customers (primarily residential and some commercial) are invoiced on a cycle basis throughout each month, and the Company accrues unbilled revenues at the end of each month. Revenues from oil and gas production are recognized on the sales method.

         HEDGING. In 1994, the Company began trading NYMEX natural gas futures contracts to hedge shrinkage and fuel requirements in its gas processing operations. At August 31, 1994, the Company had contracts outstanding to purchase 5,400,000 MMBtu. At August 31, 1994, the deferred loss on these contracts was approximately $800,000. The contracts are for the period October 1994 through March 1995.

         ENVIRONMENTAL LIABILITIES. The Company accrues environmental liabilities as they are determined to exist and become estimable. At August 31, 1994 and 1993, there were no environmental liabilities accrued.

         IMPAIRMENT OF LONG-LIVED ASSETS. The Company recognizes an impairment of the carrying value of long-lived assets and identifiable intangible assets when management's best estimate of undiscounted future cash flows is less than the carrying amount of an asset or group of assets.

         EMPLOYEE BENEFIT PLANS. The Company accounts for pension costs in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and as prescribed by the OCC. Since 1989, the Company has deferred pension costs related to its regulated operations in compliance with OCC instructions. The Company expects the OCC to authorize recovery of the deferred costs through rates over a 10-year period as part of the pending rate order. (See Note I).

         The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective September 1, 1993. The Company defers the excess of the net periodic postretirement benefit cost related to its regulated operations over benefits actually paid in accordance with OCC staff guidance. (See Note G).

         The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective September 1, 1993. The Company deferred the portion of the cumulative effect of the change in accounting related to its regulated operations. (See Note G).

         EARNINGS PER COMMON SHARE. Earnings per share computations are based upon the weighted average number of common shares outstanding during each year. Weighted average shares outstanding were 26,674,000 during 1994; 26,632,000 during 1993; and 26,608,000 during 1992.

         RECLASSIFICATION. Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform with the 1994 presentation.


(B)  INVESTMENTS

         INVESTMENTS. The Company invests funds available from time to time on a short-term basis. During the 1994 fiscal year, the maximum amount of short-term investments was $47.8 million. There were no short-term investments on October 14, 1994, or August 31, 1994.

         Through subsidiaries, the Company is a 25 percent partner in two natural gas transmission systems, Ozark Gas Transmission System (Ozark) and Red River Pipeline (Red River). Ozark operates in Oklahoma and Arkansas. Red River operates in Texas.

         Summarized unaudited financial information for each venture is presented below:


- - ----------------------------------------------------------------------------------------------------
                                                         Ozark                         Red River
(Thousands of Dollars)                           1994            1993            1994           1993
- - ----------------------------------------------------------------------------------------------------
Current assets                              $  15,146       $  12,302       $   1,304       $  1,099
Current liabilities                            24,319          30,596           4,088          4,569
- - ----------------------------------------------------------------------------------------------------
Working capital                             $  (9,173)      $ (18,294)      $  (2,784)      $ (3,470)
====================================================================================================
Property and
equipment, net                              $  53,415       $  60,898       $  68,385       $ 73,343
====================================================================================================
Long-term debt                              $       -       $       -       $   9,808       $ 13,077
====================================================================================================
Partners' capital                           $  40,679       $  38,676       $  55,927       $ 56,966
====================================================================================================
ONEOK's investment                          $  10,229(1)    $  11,119       $  13,832       $ 14,230
====================================================================================================
Gross revenue                               $  20,106       $  19,702       $   1,741       $    704
====================================================================================================
Earnings (loss)
before income taxes                         $   2,291       $     531       $  (6,123)      $ (8,516)
====================================================================================================
ONEOK's portion of
earnings (loss) before
income taxes                                $     618       $     133       $  (1,500)      $ (2,129)
====================================================================================================


(1) In August 1994, the Company reduced its investment in Ozark by $1.5 million for its share of a regulatory liability not expected to be recouped.

         For more information about investments see (I) COMMITMENTS AND CONTINGENICES, Investments, on pages 46 and 47.

(C)  LINES OF CREDIT AND NOTES PAYABLE

         At August 31, 1994, the Company had a short-term unsecured credit agreement with several banks pursuant to which the banks have agreed to make loans to the Company from time to time in an aggregate amount not to exceed $150 million at any one time for general corporate purposes. The short-term credit agreement provides a back-up line of credit for short-term debt from other sources in addition to providing short-term funds. The commitment fee requirement for this line of credit is .125 percent applied annually to the unused portion of the line of credit. No compensating balance requirements existed at August 31, 1994.

         Notes payable totaling $50 million and $22 million were outstanding at August 31, 1994 and 1993, respectively. The notes carried average interest rates of 5.23 percent and 3.54 percent, respectively.

(D)  LONG-TERM DEBT
         A summary of long-term debt at August 31 follows:


- - ---------------------------------------------------------------------
(Thousands of Dollars)                 1994                      1993
- - ---------------------------------------------------------------------
Notes payable:
     4.30% due 1994               $       -                 $  15,000
     4.50% due 1995                  13,000                    13,000
     5.00% due 1996                  12,000                    12,000
     5.57% due 1997                  14,000                    14,000
     5.90% due 1998                  10,000                    10,000
     6.20% due 1999                   8,000                     8,000
     6.43% due 2000                   5,000                     5,000
     8.32% due 2007                  40,000                    40,000
     8.44% due 2004                  40,000                    40,000
     8.70% due 2021                  34,947                    34,947
     9.70% due 2019                 125,000                   125,000
     9.75% due 2020                  75,000                    75,000
- - ---------------------------------------------------------------------
                                    376,947                   391,947
Less current maturities
     of long-term debt               14,050                    16,050
- - ---------------------------------------------------------------------
                                  $ 362,897                 $ 375,897
=====================================================================

         All long-term notes payable at August 31, 1994, were unsecured. The aggregate current maturities of long-term debt for each of the five years ending August 31, 1999, are $14.1 million; $13.1 million; $15.1 million; $15.1 million; and $13.1 million, respectively, including $1.1 million each year callable at the option of the holder.

         Under the most restrictive covenants of the Company's loan agreements, $147.5 million (84 percent) of retained earnings at August 31, 1994, was available for payment of dividends.

         The estimated fair value of the Company's long-term debt at August 31, 1994, was $391.4 million. That amount is based on the expected current rates which would have been offered to the Company for debt with the same terms and maturities.


(E)  CAPITAL STOCK

         The holders of Series A preferred stock have full voting rights (two votes per share). The Company may redeem those shares in whole or in part at any time at its option. Holders are entitled to $53 per share, plus all dividends accrued or in arrears thereon, upon voluntary redemption or liquidation and $50 per share upon involuntary liquidation. No dividends were in arrears at August 31, 1994.

         The Company has authorized three million shares of preference stock. No preference stock was outstanding at August 31, 1994.

         During 1993 and 1992, the Company issued common stock through two stock option plans which provided certain officers and key employees options to purchase common stock at a price not less than fair market value at date of grant. All options for both of these plans have been exercised. Information regarding the plans follows:

- - --------------------------------------------------------------------------------------
                                                       Year Ended August 31,
- - --------------------------------------------------------------------------------------
                                               1994            1993            1992
- - --------------------------------------------------------------------------------------
Beginning shares under option                     -          26,512          76,406
   Option shares exercised                        -         (26,512)        (49,894)
- - --------------------------------------------------------------------------------------
     Ending shares under option
      (all of which are exercisable)              -               -          26,512
- - --------------------------------------------------------------------------------------
Option prices per share at year end               -             N/A         $13 to $16
- - --------------------------------------------------------------------------------------
Price at which options were exercised             -         $14 to $16      $16 to $18
- - --------------------------------------------------------------------------------------

         The Company has a five-year Stock Performance Plan effective through 1996, which provides for compensation of certain officers and key employees with common stock and cash. During 1993, $2.0 million was expensed, and 55,946 shares of common stock were issued pursuant to the plan. No amounts were expensed in fiscal 1994 or 1992.


(F)  INCOME TAXES

         The provisions for income taxes are as follows for the years ended August 31, 1994, 1993, and 1992:

- - -------------------------------------------------------------------------------------
(Thousands of Dollars)                         1994             1993             1992
- - -------------------------------------------------------------------------------------
Current:
   Federal                                $   9,874         $ 19,575         $ 13,437
   State                                      1,201            3,230            2,319
- - -------------------------------------------------------------------------------------
     Total current income taxes           $  11,075         $ 22,805         $ 15,756
=====================================================================================
Deferred:
   Federal                                $   8,555         $ (1,391)        $  2,691
   State                                      1,466             (608)             430
- - -------------------------------------------------------------------------------------
     Total deferred income taxes          $  10,021         $ (1,999)        $  3,121
=====================================================================================

         A reconciliation of the provision for income taxes follows:

(Thousands of Dollars)                         1994             1993              1992
- - --------------------------------------------------------------------------------------
Pretax income                             $  57,277         $ 59,230         $ 51,456
Federal statutory income tax rate             35.00%           34.63%           34.00%
- - --------------------------------------------------------------------------------------
Provision for federal income taxes           20,047           20,511           17,495
Amortization of distribution property
   investment tax credits                      (739)            (739)            (739)
Additional taxes provided from
   property basis adjustments and
   revisions of prior estimates                (447)            (364)             257
Percentage depletion on
   oil and gas properties                      (135)            (260)            (178)
State income taxes, net of credits and
   federal tax benefit                        1,549            1,793            1,661
Nonregulated deferred tax rate increase           -              567                -
Income tax credits                                -              (17)             (39)
Other, net                                      821             (685)             420
- - --------------------------------------------------------------------------------------
     Actual income tax expense            $  21,096         $ 20,806         $ 18,877
======================================================================================

         At August 31, 1994, the Company had $3.6 million in deferred investment tax credits recorded in other deferred credits which will be amortized over the next seven years.

         The effect on the net deferred tax liability for the enacted increase in the federal tax rate was $7.2 million at August 31, 1993, of which $600,000, attributable to the nonregulated operations of the Company, was recorded as a reduction to the deferred income tax benefit and $6.6 million was deferred for ratemaking purposes. In 1993, the Company also revised its estimate of the effect of a prior state tax rate change by increasing its net deferred tax liability by $1.3 million. Such amount will be amortized over 18 years for ratemaking purposes.

         The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1994 and 1993, are as follows:

- - ---------------------------------------------------------------------------------
(Thousands of Dollars)                                        1994           1993
- - ---------------------------------------------------------------------------------
Deferred tax assets:
    Land investment write-down                           $   1,325      $   1,071
    Additional taxes due for property
       basis adjustments and revisions
       of prior estimates                                      685            971
    Accrued liabilities not deductible until paid              562          1,513
    Net operating loss carryforwards                           810          1,196
    Regulatory items:
       Unrecovered purchased gas cost                            -          3,452
       Customer advances for construction                    2,252          2,704
       Investment tax credits                                1,375          1,661
    Other                                                    1,878          1,590
- - ---------------------------------------------------------------------------------
                                                             8,887         14,158
    Less valuation allowance for
       net operating loss carry forwards
       expected to expire prior to utilization                 810          1,196
- - ---------------------------------------------------------------------------------
    Net deferred tax assets                                  8,077         12,962
- - ---------------------------------------------------------------------------------

Deferred tax liabilities:
    Excess of tax over book depreciation
       and depletion                                       129,759        127,782

    Investment in joint ventures                            10,569         12,152
    Regulatory items:
       Gas in storage                                        1,341          2,230
       Take-or-pay and other settlement costs               45,808         42,425
       Pension costs                                        15,971         13,497
       Adjustments for enacted tax rate changes              3,643          3,848
    Other                                                    1,964          1,778
- - ---------------------------------------------------------------------------------
    Gross deferred tax liabilities                         209,055        203,712
- - ---------------------------------------------------------------------------------
       Net deferred tax liabilities                      $ 200,978      $ 190,750
=================================================================================

         At August 31, 1994, the Company had remaining net operating loss carry-forwards for state income tax purposes of approximately $14.3 million.

(G)  EMPLOYEE BENEFIT PLANS

         RETIREMENT PLAN. The Company has a defined benefit retirement plan covering substantially all employees. Company officers and certain key employees are also eligible to participate in a supplemental retirement plan.

         Net pension costs, as determined by an independent actuary, for the years ended August 31, 1994, 1993, and 1992, included the following:

- - ---------------------------------------------------------------------------
                                                        August 31,
(Thousands of Dollars)                         1994        1993        1992
- - ---------------------------------------------------------------------------
Service cost                               $  6,518    $  5,760   $   4,961
Interest cost                                20,599      20,409      19,671
Actual return on assets                     (12,404)    (31,286)    (12,211)
Net amortization and deferral                (6,761)     13,154      (5,801)
- - ---------------------------------------------------------------------------
    Net pension costs computed in
       accordance with SFAS No. 87.        $  7,952    $  8,037   $   6,620
- - ---------------------------------------------------------------------------
    Net pension costs charged
       to operations in accordance
       with OCC requirements               $    602    $    612   $     492
===========================================================================

         The Company generally funds pension costs at a level at least equal to the minimum amount required under the Employee Retirement Income Security Act of 1974.

         The following table sets forth the funded status of the Company's plans, as determined by the independent actuary, at August 31, 1994 and 1993.

- - ---------------------------------------------------------------------------
                                                          August 31,
(Thousands of Dollars)                                  1994           1993
- - ---------------------------------------------------------------------------
Actuarial present value of
  vested benefit obligation                        $ 237,548      $ 226,020
- - ---------------------------------------------------------------------------
Accumulated benefit obligation                     $ 249,815      $ 238,791
- - ---------------------------------------------------------------------------
Projected benefit obligation                       $ 299,012      $ 291,063
Plan assets at fair value, principally
  equity securities and an IPG fund                  250,398        246,770
- - ---------------------------------------------------------------------------
Plan assets less than
  projected benefit obligation                        48,614         44,293
Unrecognized net loss                                (67,701)       (60,697)
Unrecognized prior service cost                         (821)          (859)
Unrecognized net asset                                 4,673          5,140
- - ---------------------------------------------------------------------------
  Pension asset recognized
      in accordance with SFAS No. 87                  15,235         12,123
Additional amount deferred in
  accordance with OCC requirements                    28,050         21,521
- - ---------------------------------------------------------------------------
Pension asset included in other deferred debits    $  43,285      $  33,644
===========================================================================

         The projected benefit obligation for 1994 and 1993 was determined using an annual discount rate of 7.75 percent and 7.25 percent, respectively; a long-term rate of return on plan assets of 9 percent; and an average assumed long-term annual rate of salary increase of 5 percent.

         OTHER POSTRETIREMENT BENEFIT PLANS. In addition to the retirement plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits and life and accidental death and dismemberment benefits to substantially all employees who reach normal retirement age while working for the Company. The plan is contributory, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance. The Company funds the cost of benefits as claims or premiums are paid.

         The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on September 1, 1993, and elected to delay recognition of the initial accumulated postretirement benefit obligation (APBO) as a component of net periodic postretirement benefit cost.

         The OCC has advised the Company to defer the excess of the net periodic postretirement benefit cost over benefits actually paid for the regulated operations, until a formal rate review is requested. Accordingly, the Company has expensed that amount of the net periodic postretirement benefit cost represented by actual payments for its regulated operations.

         The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet at August 31, 1994:

- - ---------------------------------------------------------------
                                                     August 31,
- - ---------------------------------------------------------------
(Thousands of Dollars)                                     1994
- - ---------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                           $ 41,129
    Fully eligible active plan participants                 327
    Other active plan participants                       28,392
- - ---------------------------------------------------------------
                                                         69,848
Unrecognized transition obligation                      (68,557)
Unrecognized net gain                                     6,999
- - ---------------------------------------------------------------
Accrued postretirement benefit cost included
    in deferred credits                                $  8,290
===============================================================
Amount deferred in accordance with OCC instructions    $  7,971
===============================================================

         Net periodic postretirement benefit cost for the year ended August 31, 1994, includes the following components:

- - ---------------------------------------------------------------------------------
                                                                       August 31,
- - ---------------------------------------------------------------------------------
(Thousands of Dollars)                                                       1994
- - ---------------------------------------------------------------------------------
Service cost                                                              $ 1,942
Interest cost                                                               5,114
Net amortization and deferral                                               3,608
- - ---------------------------------------------------------------------------------
Net periodic postretirement benefit cost computed
  in accordance with SFAS No. 106                                          10,664
Net periodic postretirement benefit cost deferred
  in accordance with OCC instructions                                       7,971
- - ---------------------------------------------------------------------------------
Net periodic postretirement benefit cost
  charged to operations                                                   $ 2,693
=================================================================================

         For measurement purposes, a 9.40 percent annual rate of increase in the per capita cost of covered medical benefits (i.e., medical cost trend rate) was assumed for 1994, the rate was assumed to decrease gradually to 5.0 percent by the year 2003 and remain at that level thereafter. The medical cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of August 31, 1994, by $6.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended August 31, 1994, by $800,000.

         The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent at August 31, 1994.

         EMPLOYEE THRIFT PLAN. The Company has a Thrift Plan covering all employees. Employee contributions are discretionary. Subject to certain limits, employee contributions are matched by the Company. The annual cost of this plan was $3.7 million in 1994; $3.8 million in 1993; and $3.4 million in 1992.

         POSTEMPLOYMENT BENEFITS. In 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits Other Than Pensions," which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of the adoption as of September 1, 1993, was a charge of $3.1 million. The Company has deferred $3.0 million (the portion related to its regulated operations) in anticipation of future recovery through rates.

(H)  SEGMENT INFORMATION

         The Company conducts its business through four reporting segments: (1) Oklahoma Natural Gas Company and ONG Transmission Company (reported together as "Distribution and Transmission"); (2) ONEOK Exploration Company and ONEOK Resources Company (reported together as "Exploration and Production"); (3) ONEOK Products Company (reported as "Gas Processing"); and (4) corporate operations, ONEOK Leasing

Company, ONEOK Parking Company, and ONEOK Gas Marketing Company (reported together as "Other"). The Company's distribution and transmission operations include gathering, transmission, storage, and distribution of natural gas; transportation of gas for others; and leasing pipeline capacity to others for their use in transporting gas. "Exploration and Production" is engaged in exploration and production and sale of oil and gas; "Gas Processing" is engaged in extraction and sale of natural gas liquids; and "Other" is engaged in gas marketing, operating and leasing the Company's headquarters building, and owning and operating a related parking facility. ONEOK Drilling Company, the Company's former contract drilling segment was sold effective May 1, 1994.

         The following sets forth information for the years ended August 31, 1994, 1993, and 1992, relative to the Company's operations in different segments.

                                    Distribution  Exploration
(Millions of Dollars Except             and          and          Gas       Contract
Per Share Amounts)                  Transmission  Production   Processing   Drilling   Other    Total
- - -------------------------------------------------------------------------------------------------------
          1994
Sales to Unaffiliated Customers       $   617.5    $  23.0      $  106.6    $  5.4    $  39.9  $  792.4
Intersegment Sales                          1.7        1.5            .6         -       97.8     101.6
- - -------------------------------------------------------------------------------------------------------
Total revenues                        $   619.2    $  24.5      $  107.2    $  5.4    $ 137.7  $  894.0
=======================================================================================================
Operating income (loss) before
  income taxes                        $    87.9    $    .7      $    6.6    $ (2.4)   $  (0.8) $   92.0
Income tax expense                         20.9        (.5)          2.0      (1.0)      (0.3)     21.1
Interest expense                           31.3        1.6            .9        .1         .8      34.7
- - -------------------------------------------------------------------------------------------------------
Net income (loss)                     $    35.7    $   (.4)     $    3.7    $ (1.5)   $  (1.3) $   36.2
=======================================================================================================
Earnings (loss) per share             $    1.32    $  (.01)     $    .14    $ (.06)   $ (0.05) $   1.34
=======================================================================================================
Identifiable assets                   $ 1,011.0    $  42.7       $  28.8    $    -    $  54.5  $1,137.0
=======================================================================================================
Depreciation, depletion,
  and amortization                    $    35.9    $  12.2      $    1.9    $   .6    $    .3  $   50.9
=======================================================================================================
Capital expenditures                  $    62.2    $   8.3      $    2.7    $   .7    $     -  $   73.9
=======================================================================================================

          1993
Sales to Unaffiliated Customers       $   626.9    $  24.1      $  125.4    $  7.5    $   5.2  $  789.1
Intersegment Sales                          1.7        1.0          33.0         -       14.2      49.9
- - -------------------------------------------------------------------------------------------------------
Total revenues                        $   628.6    $  25.1      $  158.4    $  7.5    $  19.4  $  839.0
=======================================================================================================
Operating income (loss) before
  income taxes                        $    84.8    $   2.5      $   10.9    $ (2.0)   $    .3  $   96.5
Income tax expense                         18.0         .4           3.9       (.8)       (.7)     20.8
Interest expense                           33.8        1.5            .8        .3         .9      37.3
- - -------------------------------------------------------------------------------------------------------
Net income (loss)                     $    33.0    $    .6      $    6.2     $(1.5)   $    .1  $   38.4
=======================================================================================================
Earnings (loss) per share             $    1.23    $   .02      $    .23    $ (.05)   $     -  $   1.43
=======================================================================================================
Identifiable assets                   $   975.0    $  49.3      $   26.5    $  7.7    $  46.0  $1,104.5
=======================================================================================================
Depreciation, depletion,
  and amortization                    $    33.1    $  10.9      $    2.8    $   .9    $    .3  $   48.0
=======================================================================================================
Capital expenditures                  $    58.8    $  24.9      $    1.7    $   .7    $    .1  $   86.2
=======================================================================================================

          1992
Sales to Unaffiliated Customers       $   529.6    $  18.3      $  118.9    $  7.2    $   3.1  $  677.1
Intersegment Sales                          1.7         .2          24.6         -        6.5      33.0
- - -------------------------------------------------------------------------------------------------------
Total revenues                        $   531.3    $  18.5      $  143.5    $  7.2    $   9.6  $  710.1
=======================================================================================================
Operating income (loss) before
  income taxes                        $    74.3    $  (4.4)     $   17.2    $ (2.0)   $  (1.2) $   83.9
Income tax expense                         16.8       (2.4)          6.2      ( .9)       (.8)     18.9
Interest expense                           29.1        1.2           1.0        .3         .8      32.4
- - -------------------------------------------------------------------------------------------------------
Net income (loss)                     $    28.4    $  (3.2)     $   10.0    $ (1.4)   $  (1.2) $   32.6
=======================================================================================================
Earnings (loss) per share             $    1.05    $  (.12)     $    .38    $ (.05)   $  (.05) $   1.21
=======================================================================================================
Identifiable assets                   $   969.5    $  39.2      $   30.1    $  8.3    $  22.8  $1,069.9
=======================================================================================================
Depreciation, depletion,
  and amortization                    $    30.5    $  12.2      $    2.9    $   .9    $    .3  $   46.8
=======================================================================================================
Capital expenditures                  $    56.7    $  10.6      $    1.7    $   .7    $     -  $   69.7
=======================================================================================================

(I)  COMMITMENTS AND CONTINGENCIES

         RATE REGULATION. The Company currently has a rate proceeding pending before the OCC in which it has requested an annual increase of $50.5 million, excluding recovery of the remaining balance of its take-or-pay and other settlement costs. The OCC granted an interim rate increase of $18.2 million on an annualized basis, which became effective for March 1992 billings, subject to refund with interest. Decisions reached by the Commissioners during deliberations indicate a rate increase of approximately $5.5 million in addition to the interim annual rate increase.

         The OCC also has authorized an annual recovery of $6.7 million for take-or-pay and other settlement costs by a combination of a surcharge from customers and revenue from transportation under Section 311 (a) of the Natural Gas Policy Act of 1978 (NGPA) and other intrastate transportation revenues.

         The OCC combined with the rate case another proceeding relating to the acquisition of the Oklahoma properties of Lone Star Gas Company in which the Company asked that the full purchase price be included in rate base. During deliberations, the OCC voted to allow the Company to amortize the acquisition premium over a five-year period but earn no return on the outstanding balance. The expense for amortizing the premium and previously deferred pension costs, will be approximately $4.5 million per year. In addition the Company will begin recognizing in current operations its annual net periodic pension cost. (For more information about deferred pension costs, see (A) SIGNIFICANT ACCOUNTING POLICIES, Employee Benefit Plans, on page 41 and (G) EMPLOYEE BENEFIT PLANS, Retirement Plan, on pages 43 and 44.)

         A final written order is pending.

         LEASES. The initial lease term on the Company's headquarters building, ONEOK Plaza, is for 25 years, expiring in 2009, with six five-year renewal options. At the end of the initial term or any renewal period, the Company can purchase the property at its fair market value. Rent for the lease accrues annually at $6.8 million a year until 2009. Rent payments were $5.8 million for 1994 and 1993. Estimated future minimum rental payments for the lease are $5.8 million for each of the years ended August 31, 1995 through 1999.

         The Company has the right to sublet excess office space in ONEOK Plaza. The Company received $2.1 million in rental revenue during 1994 for various subleases. Estimated minimum future rental payments to be received under existing contracts for subleases are: $2.1 million in 1995; $2.0 million in 1996; $1.8 million in 1997; $1.2 million in 1998, $.9 million in 1999; and $.3 million in 2000 and thereafter.

         OTHER. In fiscal 1994, a settlement agreement was approved by U.S. District Court specifying the terms under which a class action shareholder lawsuit against the Company and others, alleging failure to disclose the potential effect of take-or-pay claims, was resolved. The agreement provided for the payment of approximately $5.5 million, which was substantially covered by insurance.

         The Company's largest industrial customer, Agricultural Minerals, Limited Partnership (AMLP), a fertilizer manufacturer, has instituted an antitrust proceeding in state District Court challenging the validity of its 15-year PCL contract with the Company entered into in 1989, contending that the Company's practice of charging negotiated rather than uniform PCL rates is discriminatory and illegal. The Company has responded by filing an OCC proceeding seeking a determination that the terms and conditions of its contract with AMLP are just and reasonable. Management believes that AMLP's contentions are unfounded and will be rejected in both the judicial and administrative proceedings. Nevertheless, unfavorable results in such proceedings, unless the Company could offset or recover any resulting damages or earnings reduction by increased revenue from customers, could have a materially adverse effect on the Company's earnings. The amount of such effect is not presently determinable.

         The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's financial condition.

         INVESTMENTS. Through subsidiaries, the Company is a 25 percent partner in two natural gas transmission systems, Ozark Gas Transmission System (Ozark) and Red River Pipeline (Red River). Ozark operates in Oklahoma and Arkansas. Red River operates in Texas.

         Through a subsidiary financing corporation, Ozark issued certain long-term notes for the financing of the system's gas transmission facilities. There is no recourse to the partners under the notes. One of the two firm shippers, Columbia Gas Transmission Corporation (Columbia), previously commenced a voluntary case under the Federal Bankruptcy laws which constituted an event of default under the applicable note agreements. The holders of the notes have the right, but have not elected, to accelerate payment of the principal of the notes. Ozark has negotiated an agreement in principle with Columbia and Tennessee Ozark Gas Company, the other firm shipper, for their contract exit fees, subject to FERC approval and is pursuing other options, including sale of the pipeline. If the attempt to sell the pipeline is unsuccessful, or if Ozark is unable to generate sufficient revenues, a liquidity problem for Ozark could result. Such an occurrence could affect the Company's ability to recover its investment. The amount of such effect is not presently determinable.

         Through its subsidiary, TransTex Pipeline Company (TransTex), the Company has agreed to advance cash to Red River, limited to its proportionate share, for operating expenses and for debt sinking fund payments, when cash deficiencies occur. The Company has made such cash advances in each of the last three years. During 1993, long-term debt was refinanced, the system was modified to allow bidirectional flow, and the method of allocating transportation revenue was changed to credit revenues to the partner responsible for the throughput. Subsequently,

TransTex has entered into a one-year limited agency agreement with a third party for shipping gas on Red River, which will generate additional revenue for TransTex. If the system does not improve cash flow as a result of these or other changes, the Company may not be able to fully recover its investment.
The amount of such effect is not presently determinable.

(J)  OIL AND GAS PRODUCING ACTIVITIES

         The following is historical revenue and cost information relating to the Company's exploration and production operations:

- - -------------------------------------------------------------------------------
(Thousands of Dollars)                       1994            1993          1992
- - -------------------------------------------------------------------------------
Capitalized costs at end of year:
   Unproved properties                   $  6,363        $  8,216      $  7,192
   Proved properties                       94,507          87,315        68,423
- - -------------------------------------------------------------------------------
                                          100,870          95,531        75,615
   Accumulated depreciation,
     depletion, and amortization           61,052          51,016        43,582
- - -------------------------------------------------------------------------------
                                         $ 39,818        $ 44,515      $ 32,033
===============================================================================
Costs incurred during the year:
   Property acquisition costs
     (all unproved)                      $  1,021        $  1,938      $  1,644
   Exploration costs                     $  2,731        $  1,977      $  2,568
   Development costs                     $  4,729        $  4,379      $  6,849
   Purchase of minerals in place         $    101        $ 17,136      $     35
===============================================================================

         The following schedule includes only the revenues from the production and sale of oil and gas. The income tax expense is calculated by applying the statutory tax rates to the revenues after deducting costs. The costs include depreciation, depletion, and lease amortization allowances after giving effect to permanent differences and tax credits. The results of operations exclude general office overhead and interest expense attributable to oil and gas production.

         Results of operations for oil and gas producing activities are as follows:

- - -------------------------------------------------------------------------------
(Thousands of Dollars)                    1994               1993          1992
- - -------------------------------------------------------------------------------
Net revenues from production:
  Sales to unaffiliated customers    $  22,693          $  24,058      $ 18,152
  Gas sold to affiliates                 1,457              1,040           175
- - -------------------------------------------------------------------------------
                                        24,150             25,098        18,327
- - -------------------------------------------------------------------------------
Production costs                         4,912              4,883         3,938
Exploration expenses                     1,419              1,946         1,862
Depreciation, depletion,
  and amortization                      12,048             10,779        12,139
- - -------------------------------------------------------------------------------
                                        18,379             17,608        17,939
- - -------------------------------------------------------------------------------
Operating income                         5,771              7,490           388
- - -------------------------------------------------------------------------------
Income tax expense                       2,097              2,718             7
- - -------------------------------------------------------------------------------
Results of operations from
  producing activities               $   3,674          $   4,772      $    381
===============================================================================

(K)  OIL AND GAS RESERVES (UNAUDITED)

         The following table sets forth the estimates of the Company's proved oil and gas reserves net of royalty interests and changes therein for the years 1992 through 1994:

- - ---------------------------------------------------------------------------------
                                                            Oil             Gas
                                                          (Mbbls)         (MMcf)
- - ---------------------------------------------------------------------------------
Proved Reserves:
August 31, 1991                                            1,611           51,627
Revisions of prior estimates                                (337)          (8,799)
Extensions, discoveries, and other additions                 560            5,798
Purchases of minerals in place                                 -              115
Sales of minerals in place                                     -               (2)
Production                                                  (375)          (7,349)
- - ---------------------------------------------------------------------------------
August 31, 1992                                            1,459           41,390
Revisions of prior estimates                                (567)            (541)
Extensions, discoveries, and other additions                 589            4,541
Purchases of minerals in place                             1,801            1,827
Sales of minerals in place                                    (7)             (26)
Production                                                  (443)          (8,401)
- - ---------------------------------------------------------------------------------
August 31, 1993                                            2,832           38,790
Revisions of prior estimates                                (201)            (756)
Extensions, discoveries, and other additions                 224            2,264
Purchases of minerals in place                                 1              115
Production                                                  (572)          (8,043)
- - ---------------------------------------------------------------------------------
August 31, 1994                                            2,284           32,370
=================================================================================
Proved Developed Reserves:
August 31, 1992                                            1,275           38,127
August 31, 1993                                            2,352           34,792
August 31, 1994                                            1,943           29,193
=================================================================================

         The Company emphasizes that the volumes of reserves shown above are estimates, which, by their nature, are subject to later revision. The estimates are made by the Company's petroleum engineers and geologists utilizing all available geological and reservoir data as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data.

(L)  DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

         Estimates of future cash flows from proved reserves of oil and natural gas shown in the following table are based on prices at the end of the year. Gas prices are escalated only for fixed and determinable amounts under provisions of applicable regulations in some contracts. These estimated future cash flows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. This tax expense is calculated by applying the current year-end statutory tax rates to pretax net cash flows (net of tax depreciation, depletion, and lease amortization allowances) applicable to oil and gas production.

         The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

- - -----------------------------------------------------------------------------------
(Thousands of Dollars)                                1994         1993        1992
- - -----------------------------------------------------------------------------------
Future cash inflows                                $98,270     $121,107     $90,808
Future production and
  development costs                                 26,103       30,346      24,862
Future income tax expense                           16,278       21,372      16,197
- - -----------------------------------------------------------------------------------
Future net cash flows                               55,889       69,389      49,749
  10% annual discount for estimated
  timing of cash flows                              15,660       20,761      13,870
- - -----------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows
  relating to oil and gas reserves                 $40,229     $ 48,628     $35,879
===================================================================================

         The changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

- - --------------------------------------------------------------------------------
(Thousands of Dollars)                             1994         1993        1992
- - --------------------------------------------------------------------------------
Beginning of year                              $ 48,628    $  35,879    $ 42,585
Changes resulting from:
  Sales of oil and gas produced,
    net of production costs                     (19,238)     (20,215)    (14,389)
  Net changes in price, development,
    and production costs                         (3,839)       7,327      (2,376)
  Extensions, discoveries, additions,
    and improved recovery, less
    related costs                                 5,112       11,625      12,225
  Purchases of minerals in place                    126       20,365          34
  Sales of minerals in place                          -          (87)          -
  Revisions of previous quantity
    estimates                                    (2,379)      (5,589)    (10,593)
  Accretion of discount                           6,360        4,747       5,648
Net change in income taxes                        3,260       (3,296)      2,219
Other, net                                        2,199       (2,128)        526
- - --------------------------------------------------------------------------------
End of year                                    $ 40,229    $  48,628    $ 35,879
================================================================================

(M)  QUARTERLY FINANCIAL DATA (UNAUDITED)

         A summary of the unaudited quarterly results of operations for 1994 and 1993 follows:

- - -----------------------------------------------------------------------------------------
(Thousands of Dollars, Except Per Share Amounts)          Quarter(1)
- - -----------------------------------------------------------------------------------------
         1994                       First         Second             Third       Fourth
- - -----------------------------------------------------------------------------------------
Total operating revenues           $177,191       $295,444          $190,480     $129,268
=========================================================================================
Operating income                    $16,592        $35,382           $14,150       $4,810
=========================================================================================
Net income (loss)                    $7,812        $26,387            $5,692      $(3,710)
=========================================================================================
Earnings (loss) per common share       $.29           $.98              $.21        $(.14)
=========================================================================================
Dividends per common share             $.27           $.28              $.28         $.28
=========================================================================================
Weighted average shares
   outstanding (thousands)           26,634         26,681            26,690       26,690
=========================================================================================
Common stock prices:
   High                             $22 5/8        $20 1/2           $18 1/2      $19 3/4
   Low                              $19 5/8        $17 5/8           $15 3/4      $15 3/4
=========================================================================================

         1993                       First         Second             Third       Fourth
- - -----------------------------------------------------------------------------------------
Total operating revenues           $159,450       $313,884          $187,538     $128,237
=========================================================================================
Operating income                    $14,946        $40,661           $13,198       $6,899
=========================================================================================
Net income (loss)                    $5,997        $31,230            $2,750      $(1,553)
=========================================================================================
Earnings (loss) per common share       $.22          $1.17              $.10       $ (.06)
=========================================================================================
Dividends per common share             $.25           $.27              $.27         $.27
=========================================================================================
Weighted average shares
   outstanding (thousands)           26,629         26,630            26,634       26,634
=========================================================================================
Common stock prices:
   High                             $18 3/8        $20 5/8           $24 7/8      $26 1/4
   Low                              $16 1/4        $16 7/8           $20          $20 3/8
=========================================================================================

(1) Among the quarters, total operating revenues are consistently greater from November through May due to the large volume of natural gas sold to customers to heat their homes.